Mail Stop 3561

July 13, 2006

Mr. Kyle Huebner
Chief Financial Officer
Stamps.com Inc.
12959 Coral Tree Place
Los Angeles, California 90066

        RE: **Stamps.com Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2005
               Filed March 14, 2006
               Form 10-Q for Quarterly Period Ended March 31, 2006
               File No. 000-26427

Dear Mr. Huebner:

        We have reviewed the responses in your letter dated June 30, 2006 and have the following additional comment. Please be as detailed as necessary in your explanation so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data, page F-1

Statements of Operations, page F-3

1. We have considered your response to comment 3 in our letter dated June 1, 2006. Please explain to us in more detail what happened in this transaction. Based on your response, it appears as though the modifications to the option agreements can be divided into two categories: those modifications where option holders were merely restored to their economic position just prior to the return of capital cash

dividend, and those modifications where the option holders were given additional intrinsic value. Please clarify the number of options falling into each of these categories. Additionally, explain to us in detail how you accounted for each type of modification to the stock option agreements. Ensure you indicate the specific authoritative literature on which you relied in determining the proper accounting in each case. To the extent the option holders received additional intrinsic value pursuant to the modifications, address whether you have been applying variable accounting to these awards since the modification date and why or why not.

As appropriate, please respond to our comment within 10 business days or tell us when you will provide us with a response. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Adam Phippen, Staff Accountant, at 202-551-3336 or Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director